EXHIBIT 10.6

Summary Description of the Compensation of
Non-Employee Directors of TETRA Technologies, Inc.

In December 2015, the Board of Directors elected not to modify for the 2016 fiscal year the amounts of monthly cash retainers that were effective as of January 1, 2015, paid to directors who are not officers or employees of TETRA Technologies, Inc. (Non-Employee Directors). Directors who are also officers or employees of TETRA Technologies, Inc. (the Company) do not receive any compensation for duties performed as Directors.

Each Non-Employee Director other than our Chairman of the Board, receives the following cash compensation:

•	Monthly cash retainer of $4,167.

•
Meeting fees of $1,500 for each Board meeting attended. In addition, members of the Audit Committee, Management and Compensation Committee, and Nominating and Corporate Governance Committee receive meeting fees of $1,500 for each committee meeting attended. All meeting fees are payable on the date of the meeting.

Our Chairman receives a monthly cash retainer of $11,000, and no additional compensation for attending meetings of the committees or the Board or for serving as our Chairman of the Board. Additional annual cash retainers of $10,000 are paid to the chairmen of the Management and Compensation Committee and the Nominating and Corporate Governance Committee. An additional annual cash retainer of $15,000 is paid to the chairman of the Audit Committee. All additional cash retainer amounts are payable in quarterly installments.

Effective March 1, 2016, the Board of Directors voluntarily agreed to a 10% reduction in the annual retainers and meeting fees paid in cash described above to align with the recently implemented employee wage and salary reductions, for a period of six months. Commencing March 1, 2016 and ending on August 31, 2016, (i) the annual cash retainer paid to the Company’s non-employee directors (other than the Chairman of the Board of Directors) will be $45,000, (ii) the annual cash retainer paid to the chairman of the Audit Committee will be $13,500, (iii) the annual cash retainer paid to each of the chairman of the Compensation Committee and the Nominating and Corporate Governance Committee will be $9,000, and (iv) the board and committee meeting attendance fee will be $1,350. The Chairman of the Board of Directors, who does not receive board and committee meeting attendance fees, also voluntarily agreed to a 10% reduction in his annual cash retainer, from $132,000, to $118,800.

Equity Compensation. On May 4, 2015, each Non-employee Director serving as of that date received an award of 13,987 shares of restricted stock with an aggregate grant date fair market value of $100,0057 Twenty-five percent of the shares of restricted stock so awarded vested on the date of grant, and additional 25% portions of the award vested on August 4 and November 4, 2015 and February 4, 2016. It is anticipated that future compensation arrangements approved by the Board of Directors will include awards of grants of approximately $100,000 in value of restricted stock to each Non-employee Director on an annual basis, to be awarded in conjunction with the Company's Annual Meeting of Stockholders held in May of each year.

Reimbursement of Expenses. All Non-Employee Directors are reimbursed for out-of-pocket travel expenses incurred in attending meetings of the Board and committees (including travel expenses of spouses if they are invited by the Company).